ITEM 77(H)

Changes in Control of Registrant

On May 15, 2012, Bassett S. Winmill, who owned 100% of the voting stock (“voting stock”) of Winmill & Co. Incorporated (“Winco”), which indirectly owns approximately 22% of the outstanding common stock of Bexil Corporation, the sole member of the Registrant’s investment manager, Bexil Advisers LLC (“Investment Manager”), passed away.  In addition, Mr. Winmill owned shares of the outstanding common stock of Bexil Corporation directly.  In connection with his death, Mr. Winmill’s ownership interest in the voting stock, among other assets, was transferred (the “Transfer”) to a trust, the Winmill Family Trust (the “Trust”).  The Winmill Family Trust owns all of the voting stock of Winco.  Pursuant to the trust agreement governing the Trust, Thomas B. Winmill and Mark C. Winmill, Bassett Winmill’s sons, were designated individual trustees of the Trust with sole authority to vote the voting stock on behalf of the Trust.  The Transfer was treated as constituting a “change in control” of the Investment Manager under the Investment Company Act of 1940, as amended, and thus resulted in the assignment and termination of the prior management agreement between the Registrant and the Investment Manager by operation of law.  Shareholders approved a new management agreement between the Registrant and the Investment Manager at a meeting held on September 12, 2012 and adjourned to September 19, 2012.